United States securities and exchange commission logo





                    November 7, 2022

       David Thompson
       Chief Executive Officer
       Creative Media & Community Trust Corp
       17950 Preston Road, Suite 600
       Dallas, Texas 75252

                                                        Re: Creative Media &
Community Trust Corp
                                                            Registration
Statement on Form S-3
                                                            Filed October 27,
2022
                                                            File No. 333-268032

       Dear David Thompson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Patrick S. Brown, Esq.